Exhibit 99.3

Bill Chyfetz Direct No.: (416) 401-7724 Email: bill.chyfetz@bficanada.com

May 17, 2010

PRIVATE & CONFIDENTIAL

Waste Services, Inc.
1122 International Boulevard, Suite 601
Burlington, Ontario
L7L 6Z8

Dear Sirs:

We refer to that certain Agreement and Plan of Merger, dated as of November 11, 2009, by and among you, us and IESI-BFC Merger Sub, Inc. (the “Merger Agreement”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

You have indicated to us that the WSI Stockholders Meeting will not be convened by June 15, 2010.  For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we hereby irrevocably and in all respects waive:

1.                                       The obligation of WSI, pursuant to Section 5.13.2 of the Merger Agreement, to duly call, give notice of and hold, not later than June 15, 2010, the WSI Stockholders Meeting for the purpose of voting on the WSI Stockholder Approval Matters; and

2.                                       Our right to terminate the Merger Agreement, pursuant to Section 7.4.1(g) of the Merger Agreement (if the WSI Stockholders Meeting is not convened and held on or before June 15, 2010).

The rights and obligations of the parties under the Merger Agreement remain otherwise in full force and effect, including the obligation of WSI to take all action necessary under its organizational and governing documents and under all applicable Laws to duly call, give notice of and hold, the WSI Stockholders Meeting for the purpose of voting on the WSI Stockholder Approval Matters as soon as practicable following the date of the Merger Agreement.

Yours truly,

IESI-BFC LTD.

/s/ Bill Chyfetz

Bill Chyfetz
Vice President and General Counsel

BC/lv

135 Queens Plate Drive, Suite 300 • Toronto, Ontario • M9W 6V1 • Phone 416-741-5221 • Fax 416-741-4565

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